

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 7, 2017

Paul Auvil
Chief Financial Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, California, 94089

     Re: Proofpoint, Inc.
             Form 8-K
             Furnished January 26, 2017
             File No. 001-35506

Dear Mr. Auvil:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Stephen Krikorian

                  Stephen Krikorian
                  Accounting Branch Chief
                  Office of Information Technologies
                  and Services